

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2014

Via E-mail
George Lam
Chief Executive Officer
LF George Holdings, Inc.
159 El Camino Real
Millbrae, CA 94030

      Re: LF George Holdings, Inc.
              Amendment No. 1 to Registration Statement on Form S-1
              Filed February 12, 2014
              File No. 333-190403

Dear Mr. Lam:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your revisions in response to comment 1 in our letter dated August 6, 2013. Please also update the critical accounting policy section to discuss your election and its prospective impact on your financial statements.

2.   Please further revise your disclosures in response to comments 5 and 7 in our letter dated August 6, 2013 to make it sufficiently clear that the $1.00 per share price will remain fixed until your shares are quoted on the OTC Bulletin Board.

Prospectus Summary

LF George and its Business, page 14

3.   Please better describe your process for outsourcing services to third parties. In this regard, explain how you plan to compensate such parties.

4.   Please also revise to explain if you are targeting any specific geographic regions within Northern California.

Selling Stockholders, page 5

5.   We note that in your responses to comments 16 and 17 in our letter dated August 6, 2013 that you have included a knowledge qualifier as to whether your selling stockholders are broker-dealers or broker-dealer affiliates. Please explain the basis for your knowledge. For instance, please tell us whether you received representations from each of your stockholders as to his or her status. We may have further comment.

Description of Business

Description of Business, page 14

6.   Please revise to more specifically discuss the services provided to your current client. Describe the material terms of your contractual arrangement, including your compensation under this agreement.

3. Income Taxes, page F-7

7.   Please update the effective tax rate table to reflect the effective tax rates for the years presented.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

  •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: William S. Rosenstadt
        Sanders Ortoli Vaughn-Flam Rosenstadt LLP